BTC Development Corp.

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

September 26, 2025

VIA EDGAR

Securities and Exchange Commission

 Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Babette Cooper Pearlyne Paulemon

Re:	BTC Development Corp. Registration Statement on Form S-1 File No. 333-289705

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, BTC Development Corp. (the “Registrant”) respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the same will become effective at 4:00 PM ET on Monday September 29, 2025, or as soon thereafter as is practicable.

The Registrant hereby authorizes Rahul K. Patel, of Morgan, Lewis & Bockius LLP to orally modify or withdraw this request for acceleration.

Please contact Rahul K. Patel at +1.212.309.6862 or rahul.patel@morganlewis.com with any questions you may have concerning this request, and please notify them when this request for acceleration has been granted.

Very truly yours, BTC Development Corp. By: /s/ Robert Maxwell Smeal Name: Robert Maxwell Smeal Title: Chief Financial Officer